FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of February 2006

Commission File Number: 0-30820

                            Tikcro Technologies Ltd.
                       (formerly Tioga Technologies Ltd.)

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X                Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes____                     No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The Balance Sheet and the Statements of Operations attached to the Press Release attached as Exhibit 99.1 to this report on Form 6-K are incorporated by reference into the Registrant's Registration Statement on Form S-8, Registration No. 333-12904.




                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

99.1     Press Release: Tikcro Technologies Reports 2005 Fourth Quarter Results.
         Dated: February 24, 2006.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Tikcro Technologies Ltd.

                                         (Registrant)

                                         By: /s/ Adam M. Klein
                                            ----------------------

Date: February 26, 2006                  Adam M. Klein for Izhak Tamir,
                                         pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number           Description of Exhibit

99.1 Press Release: Tikcro Technologies Reports 2005 Fourth Quarter Results. Dated: February 24, 2006.